

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 9, 2010

By U.S. Mail and Facsimile to (570) 253-5845

Gary C. Beilman
President and Chief Executive Officer
Dimeco, Inc.
820 Church Street
Honesdale, Pennsylvania 18431

> **Re:**   **Dimeco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 0-49639**

Dear Mr. Beilman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2008

Item 10. Directors, Executive Officers, and Corporate Governance, page 25

Proposal 1. Election of Directors, page 3 of proxy statement on Schedule 14A

1.   In future filings, please disclose the biographical information concerning each director, nominee, and executive officer to clearly present the individual's business experience during the past five years or longer, providing dates as necessary.

2.   In future filings, for each director, nominee, and executive officer, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve on the board. Please see Item 401(e) of Regulation S-K.

Corporate Governance, page 6 of proxy statement on Schedule 14A

3.   In future filings, please include in the discussion concerning board leadership structure the basis for the determination that the current leadership structure is appropriate under the current circumstances of the company. See Item 407(h) of Regulation S-K.

4.   In future filings, please include the information required under Item 407(c)(vi) of Regulation S-K, including the process following by the nominating committee in indentifying and evaluating nominees for director, and whether "diversity" is considered in identifying such nominees, and if so, how.

Item 11. Executive Compensation, page 25 (page 8 of proxy statement on Schedule 14A)

5.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Item 13. Certain Relationships and Related Transactions, page 26

Related Party Transactions, page 11 of proxy statement on Schedule 14A

6.   It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount. If yes, please revise to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made "on substantially the same terms…as those of comparable transactions prevailing at the time with other persons not related to the lender." If this latter representation is not valid because origination fees were waived, as alluded to in the following paragraph, such loans must be disclosed.

7.   Please confirm that the various transactions described in "Director Independence" do not need to be disclosed under Rule 404 of Regulation S-K, or amend to provide the required disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3698, with any questions.

Sincerely,

Mark Webb
Legal Branch Chief